SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                       Gaylord Container Corporation
                      -------------------------------
                              (Name of Issuer)

              Class A Common Stock, par value $.0001 per share
             -------------------------------------------------
                       (Title of Class of Securities)

                                 368145108
                                 ----------
                               (CUSIP Number)

                          M. Richard Warner, Esq.
                             Temple-Inland Inc.
                           303 South Temple Drive
                              Diboll, TX 75941
                               (936) 829-5511

                                  Copy to:
                         Stephen W. Hamilton, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                         1440 New York Avenue, N.W.
                           Washington, D.C. 20005

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              January 21, 2002
                             -----------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


CUSIP No.  368145108                                  13D
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    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Temple-Inland Inc.
               I.R.S. Identification No. 75-1903917
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
           [  ]  (a)
           [  ]  (b)
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    3      SEC USE ONLY
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    4      SOURCES OF FUNDS
               BK, WC
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    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               [  ]
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    6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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                              7   SOLE VOTING POWER
                                                               0
          NUMBER OF           --------------------------------------------------
           SHARES             8   SHARED VOTING POWER
        BENEFICIALLY                                           6,672,480 (1)
        OWNED BY EACH         --------------------------------------------------
          REPORTING           9   SOLE DISPOSITIVE POWER
         PERSON WITH                                           0
                              --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                                               6,672,480 (1)
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,672,480 (1)
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   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES [  ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.9%
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   14      TYPE OF REPORTING PERSON
           CO
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(1) The shares of Common Stock represent the number of shares subject to the Stockholders Agreement, dated as of January 21, 2002 (the "Stockholders Agreement"), among Temple-Inland Inc., Temple-Inland Acquisition Corporation and certain stockholders of Gaylord Container Corporation. Temple-Inland Inc. may be deemed to share the power to direct the vote of such shares under the provisions of the Stockholders Agreement, which is discussed in greater detail in response to Item 4.

         This Schedule 13D is filed by Temple-Inland Inc., a Delaware corporation ("Parent"), and relates to the tender offer by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser") and an indirect, wholly-owned subsidiary of Parent, to purchase all outstanding shares of Class A Common Stock, par value $.0001 per share (the "Common Stock"), of Gaylord Container Corporation, a Delaware corporation (the "Company"), including the associated rights to purchase preferred stock issued pursuant to that certain Rights Agreement, dated June 12, 1995, between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), at $1.17 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 22, 2002 (the "Offer to Purchase"), incorporated herein by reference to Exhibit (a)(1) to the Schedule TO filed by Parent and the Purchaser on January 22, 2002 (as amended from time to time, the "Schedule TO") and in the related Letter of Transmittal, incorporated herein by reference to Exhibit (a)(2) to the Schedule TO (which, together with the Offer to Purchase, as either may be amended or supplemented from time to time, collectively constitute the "Offer").

Item 1.  Security and Issuer.

         This Schedule 13D relates to the Shares. The principal executive offices of the Company are located at 500 Lake Cook Road, Suite 400, Deerfield, Illinois 60015.

Item 2.  Identity and background.

         The information set forth in section 8 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase and in the section captioned "Schedule I: Directors and Executive Officers of Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration.

         This Schedule 13D relates to the acquisition by Parent of beneficial ownership of Shares pursuant to the Stockholders Agreement, dated as of January 21, 2002 (the "Stockholders Agreement"), among Parent, the Purchaser and certain stockholders of the Company (the "Tendering Stockholders"), pursuant to which the Tendering Stockholders agreed to tender an aggregate of 6,672,480 Shares owned by them (the "Committed Shares") pursuant to the Offer and granted to Parent an irrevocable proxy (the "Proxy") to vote such Committed Shares in favor of the merger. The Stockholders Agreement is described more fully in section 11 ("The Merger Agreement; Other Arrangements") of the Offer to Purchase, which is incorporated herein by reference.

         The Proxy was granted by the Tendering Stockholders as an inducement to Parent to enter into the Agreement and Plan of Merger (the "Merger Agreement"), dated as of January 21, 2002, among Parent, the Purchaser and the Company, as described in Item 4 below. No monetary consideration was paid by Parent to the Tendering Stockholders for the Proxy.

         The information set forth in the Offer to Purchase in section 9 ("Source and Amount of Funds or Other Consideration") is incorporated herein by reference.

Item 4.  Purpose of Transaction.

         The information set forth in the section of the Offer to Purchase captioned "Introduction," and in section 1 ("Terms of the Offer"), section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company"), section 11 ("The Merger Agreement; Other Arrangements"), section 12 ("Purpose of the Offer; Plans for the Company"), section 13 ("Certain Effects of the Offer"), and section 14 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

         No reporting person has any present plans or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions set forth herein.

Item 5.  Interest in Securities of the Issuer.

         As a result of the grant of the Proxy pursuant to the Stockholders Agreement, Parent may be deemed to be the beneficial owner of an aggregate of 6,672,480 Shares, which would represent approximately 11.9% of the outstanding Shares (based on the number of Shares outstanding as of January 16, 2002, as set forth in the Merger Agreement).

         The information set forth in the Offer to Purchase in section 8 ("Certain Information Concerning Parent and the Purchaser"), section 11 ("The Merger Agreement; Other Arrangements") and in the section captioned "Schedule I: Directors and Executive Officers of Parent and the Purchaser" is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The information set forth in Item 3 herein and in the sections of the Offer to Purchase captioned "Introduction" and "Schedule I: Directors and Executive Officers of Parent and the Purchaser" and in section 8 ("Certain Information Concerning Parent and the Purchaser"), section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company"), and section 11 ("The Merger Agreement; Other Arrangements") of the Offer to Purchase and in Exhibits (d)(1), (d)(2) and (d)(3) attached to the Schedule TO is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         *1 Agreement and Plan of Merger, dated as of January 21, 2002, among Parent, the Purchaser and the Company.

         *2 Stockholders Agreement, dated as of January 21, 2002, among Parent, the Purchaser and certain stockholders of the Company.

         *3 Stock Option Agreement, dated as of January 21, 2002, between Parent and the Company.

         *4       Offer to Purchase, dated January 22, 2002.

         *5       Form of Letter of Transmittal.

-------------
* Incorporated by reference to the Schedule TO, filed with the Securities and Exchange Commission on January 22, 2002, by Parent and the Purchaser.


                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               TEMPLE-INLAND INC.

                               By:       /s/ M. Richard Warner
                                   --------------------------------------
                                    Name:    M. Richard Warner
                                    Title:   Vice President and Chief
                                             Administrative Officer


Date: January 22, 2002



                           EXHIBIT INDEX

Exhibit           Description

*1 Agreement and Plan of Merger, dated as of January 21, 2002, among Parent, the Purchaser and the Company.

*2 Stockholders Agreement, dated as of January 21, 2002, among Parent, the Purchaser and certain stockholders of the Company.

*3 Stock Option Agreement, dated as of January 21, 2002, between Parent and the Company.

*4                Offer to Purchase, dated January 22, 2002.

*5                Form of Letter of Transmittal.

-------------
* Incorporated by reference to the Schedule TO, filed with the Securities and Exchange Commission on January 22, 2002, by Parent and the Purchaser.